SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02036967

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

PE

May 17, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 300, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

WLM

ZI CORPORATION
Suite 300, 500 – 4th Avenue, S.W.
Calgary, Alberta
T2P 3C6

May 17, 2002

VIA SEDAR

ALBERTA SECURITIES COMMISSION
19th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5K 3Z5

ONTARIO SECURITIES COMMISSION
18th Flr., 20 Queen Street West
Toronto, Ontario
M5H 3S8

Dear Sirs:

Re: ZI CORPORATION - MATERIAL CHANGE REPORT UNDER SECTION 118 OF THE *SECURITIES ACT* (ALBERTA) AND SECTION 75 (2) OF THE *SECURITIES ACT* (ONTARIO)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of **ZI CORPORATION** (the "Corporation"). For convenience, this letter is itemized in the same manner as Form 27 of the *Securities Act* (Alberta) and the *Securities Act* (Ontario). Concurrent with this filing, this letter is being filed with the Toronto Exchange Inc. ("Exchange") and NASDAQ, being the only exchanges on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

ZI CORPORATION
Suite 300, 500 – 4th Avenue, S.W.
Calgary, Alberta
T2P 3C6

Item 2 - Date of Material Change

The material changes occurred on or about May 17, 2002

Item 3 - Publication of Material Change

The press release was issued on May 17, 2002

Item 4 - Summary of Material Change

Zi reduced engineering and other personnel based in Hong Kong with its Zi Services business unit and announced that Cidco contract will not proceed

Item 5 - Full Description of Material Change

Please see attached press release

Item 6 - Reliance on Section 118(2) of the *Securities Act* (Alberta) and Section 85(2) of the *Securities Act* (British Columbia)

Not applicable.

Item 7 - Omitted Information

No omitted information.

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 17th day of May, 2002.

ZI CORPORATION

Mr. Neil Frizzell

cc Toronto Stock Exchange

zi corporation

news release

Zi takes action to address Bluetooth™ and VoIP investment

Strategic cost-cutting measures taken to align organizational structure with current business opportunities

Calgary, AB (May 17, 2002) –Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, today announced that it has taken immediate and significant action to address the level of its ongoing investment in Bluetooth™ and Voice over Internet Protocol (VoIP) technology. Today, the Company reduced engineering and other personnel based in Hong Kong with its Zi Services business unit by more than 60 per cent. The reductions affect non-core specialty engineering and administrative staff. This business unit posted a loss of $1.4 million in the first quarter of 2002.

"We see a great deal of potential in Bluetooth™ and VoIP but market take-up has not yet materialized in a significant way. Reducing our personnel in this area enables us to significantly reduce our cash burn while awaiting the market for VoIP to rebound and adoption of Bluetooth™ technology to accelerate." said Michael E. Lobsinger, Chairman and CEO of Zi Corporation.

Zi also announced today that its contract with Cidco Communications Corporation to provide VoIP telephony equipment and design will not proceed. Zi is currently reviewing its options with respect to this matter.

While the markets for Bluetooth™ and VoIP technology and products are expected to grow, the current business climate necessitated this strategic action by Zi and ensures that the Company's resources are better aligned with current market realities.

About Zi Corporation

Zi Corporation is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText™ connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, London, San Francisco, Shenzhen and Stockholm. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

-30-

For more information:

Zi Corporation:

Media Inquiries:
Shawn Kelly
Corporate Communications Manager
Phone: 403 537 9770
skelly@zicorp.com
or
Investor Inquiries:
Dale Kearns
Chief Financial Officer
Phone: 403 233 8875
investor@zicorp.com

www.zicorp.com

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel